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                              July 11, 2022

       Rahul Ghai
       Chief Financial Officer
       Otis Worldwide Corp
       One Carrier Place
       Farmington, Connecticut 06032

                                                        Re: Otis Worldwide Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 4,
2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2022
                                                            Filed April 27,
2022
                                                            File No. 001-39221

       Dear Mr. Ghai:

              We have reviewed your July 1, 2022 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to the prior comment are to comment in our
       June 6, 2022 letter.

       Form 10-Q for the quarterly period ended March 31, 2022

       Risk Factors, page 41

   1. We note your response to prior comment 3 that you disclose in your 2022 Proxy
                                                        Statement the extensive
role of your Board of Directors and its Committees in overseeing risks at Otis, and that
the Board of Directors and its Committees regularly review and receive reports on the
risks impacting the Company. Please include specific disclosure in your periodic filings
regarding Board of Director oversight of the risks associated with the crisis in Ukraine.
Also, in regards to your statement that you will continue to fulfill your existing agreements and
provide essential equipment and services in Russia, please
                                                        quantify the estimated
amounts that the company may be required to pay. Additionally, to the extent there were
material changes to the risks since the filing of your Form 10-Q for
 Rahul Ghai
Otis Worldwide Corp
July 11, 2022
Page 2
         the quarterly period ended March 31, 2022, please provide us with the disclosures you intend to include in your future filings.
       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



FirstName LastNameRahul Ghai                                 Sincerely,
Comapany NameOtis Worldwide Corp
                                                             Division of
Corporation Finance
July 11, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName